Exhibit 3.29

ARTICLES OF INCORPORATION

OF

E.M.S. VENTURES, INC.

I.

The name of the Corporation is:

E.M.S. VENTURES, INC.

II.

The Corporation is organized under the Georgia Business corporation code.

III.

The Corporation shall have perpetual duration.

IV.

The purpose of the Corporation is pecuniary gain and profit to its shareholders, and the general nature of the business or businesses to be transacted shall be to own, operate, acquire, construct and manage properties and businesses involved with the delivery of emergency medical and other health related services and to otherwise provide for the usual and necessary services for itself and others in connection therewith and to engage in any other lawful act or activity for which a corporation may be organized under the Georgia Business Corporation Code.

To such extent as a corporation organized under the laws of the State of Georgia may now or hereafter lawfully do, to do, either as principal or agent, and either alone or in connection with other corporations, firms, or individuals, all and everything necessary, suitable, convenient or proper for, or in connection with or incidental to, the accomplishment of any of the purposes or the attainment of any one or more of the objects herein enumerated, or designed, directly or indirectly, to promote the interest of the Corporation, and in general to do any and all things and execute any and all powers, rights and privileges, which a corporation may now or hereafter be organized to do or to exercise under: the laws of the State of Georgia or under any act amendatory thereof, supplemental thereto or substituted therefor.

The foregoing provisions shall be construed both as purposes and powers of the corporation and the enumeration of these specific purposes and powers shall not be held to exclude, by inference, any powers, objects; or purposes which the Corporation is empowered to exercise, whether expressly by the laws of the State of Georgia now or hereafter in effect or impliedly by the reasonable construction of said laws.

V.

The total number of shares of stock which the Corporation has authority to issue is One Million (1,000,000) shares of capital stock with One Dollar ($1.00) par value.

VI.

The Corporation shall be entitled to purchase its own shares of common Stock out of its unreserved and unrestricted earned and capital surplus available therefor.

VII.

The Corporation shall be entitled to distribute a portion of its assets to its shareholders out of capital surplus available therefor.

VIII.

The address of the Corporation’s initial principal office will be 208 West Academy Street, N.W., Suite A, Gainesville, Hall County, Georgia 30501. The address of the Corporation’s initial registered office will be 208 West Academy Street, N.W., Suite A, Gainesville, Hall County, Georgia 30501, and the name of the initial registered agent at such address is Derek Fowkes.

IX.

The following two (2) persons with their addresses set opposite their names shall constitute the initial Directors of the Corporation:

Derek Fowkes	512 East Lake Drive Gainesville, Georgia 30506

Barbara Gallagher	512 East Lake Drive Gainesville, Georgia 30506

X.

The Directors of the Corporation shall have no personal liability to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a Director to the extent permitted by Georgia Law.

XI.

The incorporator hereof Derek Fowkes whose address is 512 East Lake Drive, Gainesville, Hall County, Georgia 30506.

IN WITNESS WHEREOF, the incorporator has caused these Articles of Incorporation to be executed this 22nd day of January, 1991.

WHELCHEL, DUNLAP & GIGNILLIAT

By:
John A. Gram
Attorneys for Incorporator